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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2002

# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
MAR 13 2002
THOMSON FINANCIAL

For the month of February, 2002

Leitch Technology Corporation

(Translation of registrant's name into English)

150 Ferrand Drive, Suite 700, Toronto, Ontario, M3C 3E5, CANADA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-___________.]

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEITCH TECHNOLOGY CORPORATION
(Registrant)

Date February 26, 2002

By [signature]
(Signature)* Salil Munjal
Vice President, General Counsel and Corporate Secretary

SALIL MUNJAL
VP + GENERAL COUNSEL

*Print the name and title under the signature of the signing officer.

## GENERAL INSTRUCTIONS

### A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

### B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.







Index to Exhibits at Page 2

# EXHIBIT LIST

think video @ LEITCH

# NEWS RELEASE

Press Contact: Don Thompson
Director of Marketing
Leitch Incorporated
(800) 231-9673; +1(757) 548-2300
Don.Thompson@leitch.com

Investor Contact: Reg Tiessen
Chief Financial Officer
Leitch Technology Corporation
+1 416-445-9640
Reg.Tiessen@leitch.com

www.leitch.com

February 26, 2002 FOR IMMEDIATE RELEASE

## LEITCH TECHNOLOGY ANNOUNCES THIRD QUARTER RESULTS

TORONTO, ONTARIO - Leitch Technology Corporation (NASDAQ: LVID, TSE: LTV) today announced its financial results for its third quarter ended January 31, 2002.

Consistent with the business update provided on February 7, 2002, revenue for the quarter ended January 31, 2002 was $46.6 million compared to $55.6 million during the same period last year and compared to revenue of $51.9 million during the previous quarter ended October 31, 2001. Loss from continuing operations before amortization and equity interests in losses of partly owned businesses adjusted for income taxes ("Net Operating Income (Loss)") for the quarter was ($0.4 million) or ($0.01) per share compared to Net Operating Income of $4.6 million or $0.15 per share for the same period last year and $1.2 million or $0.04 per share in the previous quarter.

"Despite the current weakness in revenue we are generating cash from operations, largely due to our cost reductions over the past year. We have strong relationships with our customers and a solid position in our market," said Margaret Craig, President and CEO.

Gross margin in the third quarter of fiscal 2002 was $24.1 million or 52% of revenue compared to $31.2 million or 56% of revenue in the same period of fiscal 2001 and $27.7 million or 53% of revenue in the previous quarter. The decrease in gross margin from the prior year is primarily attributable to competitive pricing pressures.

--more--

Selling and administrative expenses decreased to $16.9 million from $17.0 million in the same period last year. Selling and administrative expenses decreased by $1.1 million from $18.0 million in the previous quarter primarily due to lower trade show expenses and staffing reductions.

"We continued to be diligent about cost-cutting during the quarter and have further reduced our expenses," said Reg Tiessen, Leitch's Chief Financial Officer. "In addition, our balance sheet continues to be strong."

During the third quarter, to reflect revised estimated valuations, the Company wrote down its investments in Path 1 Network Technologies Inc. (OTC BB: PNWK; Frankfurt: PNT) and FastVibe Corporation by taking a special non-cash charge of $12.6 million. Path 1 is currently in the process of seeking additional financing. Should this financing be unsuccessful, the carrying value of Path 1 (US$3.20 per share after the write down) may be adversely impacted and the Company would re-evaluate the carrying value of this asset accordingly. In addition, the Company has revised its estimated loss on disposal of SiCon, the Company's semiconductor segment and has taken a charge of $4.0 million. The Company has closed the North American operations of SiCon.

Loss from continuing operations in the third quarter of fiscal 2002, including the special charge, was ($14.3 million) or ($0.48) compared to ($0.2 million) or ($0.01) in the third quarter of fiscal 2001 and ($1.2 million) or ($0.04) per share in the previous quarter. Effective the first quarter of fiscal 2002, the Company adopted the new "Goodwill and Other Intangible Assets" accounting standard whereby it ceased amortizing goodwill, including goodwill arising from investments in partly owned businesses.

Significant highlights from this quarter include:

- The Company appointed Margaret Craig as the President and CEO effective January 1, 2002. Ms. Craig was previously the Company's Chief Operating Officer, responsible for the day-to-day management of the Company. Ms. Craig joined Leitch in 2000 and brings to her new role over 18 years of experience in engineering, sales, marketing, business development and general management within the television industry. An electrical engineer, Ms. Craig has overseen both the strategies and business operations of leading technology companies in both North America and Europe.

- The Company implemented the second phase of its Oracle ERP system including manufacturing and order management, through which the Company expects to drive further cost savings and efficiencies over time.

--more--

Leitch also acquired the business of AgileVision LLC in February 2002, including eight employees. AgileVision has developed a unique DTV transmission solution based on advanced video compression techniques. The AGV-1000 is well suited to public television stations in the United States, and it will now be brought to market by Leitch.

The Company's balance sheet remains strong with $8.0 million in cash and no debt. In addition, the Company is in negotiations to transition from its current uncommitted facility to a committed facility. This committed facility is expected to be in place in the next month.

***Forward Looking Statements***

*This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plans", "continue", or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions and expansion opportunities, technological change which may impact the Company's capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company's capital expenditures, any of which could cause actual results to vary materially from current results or the Company's currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.*

***About Leitch Technology Corporation***

*Leitch Technology Corporation provides leading-edge solutions to store, switch, distribute, convert, and otherwise process high-quality audio and video signals. Applications for Leitch products span the broadcast, telco, cable, post production, Internet, and business-to-business markets. Leitch is headquartered in Toronto, Ontario, with other key offices in the United States, the United Kingdom, France, Brazil, Japan, Hong Kong and Australia.*

# # #

C

## Leitch Technology Corporation

Consolidated Statements of Earnings

(In thousands of Canadian dollars, except percentage and per share amounts - Unaudited)

| | Three months ended January 31, 2002 | 2001 | Nine months ended January 31, 2002 | 2001 |
|---|---|---|---|---|
| Revenue | $ 46,558 | $ 55,622 | $ 147,415 | $ 156,001 |
| Cost of goods sold | 22,491 | 24,472 | 70,299 | 68,385 |
| Gross margin | 24,067 | 31,150 | 77,116 | 87,616 |
| Expenses (income) | | | | |
| Selling and administrative expenses | 16,861 | 17,000 | 51,569 | 45,014 |
| Gross research and development | 9,102 | 9,751 | 27,581 | 23,547 |
| less investment tax credits | (1,228) | (868) | (2,815) | (2,754) |
| Interest income | - | (445) | (247) | (1,608) |
| | 24,735 | 25,438 | 76,088 | 64,199 |
| Earnings from continuing operations before amortization, equity interest and income taxes | (668) | 5,712 | 1,028 | 23,417 |
| Amortization of acquired technology and goodwill | 1,435 | 2,556 | 4,305 | 4,179 |
| Equity interest in losses of partly owned businesses | 12,442 | 2,842 | 14,907 | 5,760 |
| Non-controlling interest | - | - | - | 45 |
| Earnings (loss) from continuing operations before income taxes | (14,545) | 314 | (18,184) | 13,433 |
| Income taxes | (240) | 1,109 | 230 | 6,907 |
| Income taxes - partly owned businesses | 28 | (630) | (519) | (1,277) |
| | (212) | 479 | (289) | 5,630 |
| *Earnings (loss) from continuing operations* | (14,333) | (165) | (17,895) | 7,803 |
| Loss from discontinued operations, net of tax benefit | - | (634) | (2,099) | (1,608) |
| Estimated loss on disposal of discontinued operations, net of tax benefit | (4,036) | - | (4,036) | - |
| Net earnings (loss) | $ (18,369) | $ (799) | $ (24,030) | $ 6,195 |
| Earnings (loss) per share from continuing operations: | | | | |
| Basic | $ (0.48) | $ (0.01) | $ (0.60) | $ 0.28 |
| Diluted | $ (0.48) | $ (0.01) | $ (0.60) | $ 0.27 |
| Earnings (loss) per share: | | | | |
| Basic | $ (0.62) | $ (0.03) | $ (0.81) | $ 0.22 |
| Diluted | $ (0.62) | $ (0.03) | $ (0.81) | $ 0.22 |
| Net operating income* per share: | | | | |
| Basic | $ (0.01) | $ 0.15 | $ 0.03 | $ 0.59 |
| Diluted | $ (0.01) | $ 0.15 | $ 0.03 | $ 0.58 |
| Weighted average number of shares outstanding (thousands): | | | | |
| Basic | 29,782 | 29,750 | 29,782 | 28,189 |
| Diluted | 29,841 | 29,939 | 29,814 | 28,448 |

* Net operating income is calculated as Earnings (loss) from continuing operations before amortization, equity interests and income taxes less Income taxes (excluding Income taxes - partly owned businesses)

**% of Revenue:**

| | | | | |
|---|---|---|---|---|
| Gross margin | **52%** | 56% | **52%** | 56% |
| Sales and administrative | **36%** | 31% | **35%** | 29% |
| Gross research and development | **20%** | 18% | **19%** | 15% |
| Net operating income | **-1%** | 8% | **1%** | 11% |

**Leitch Technology Corporation**

Consolidated Statements of Cash Flows
Nine months ended January 31,
(In thousands of Canadian dollars, except per share amounts - Unaudited)

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Cash flows provided by (used in): | | | | |
| Operating activities: | | | | |
| Earnings (loss) from continuing operations | $ | (17,895) | $ | 7,803 |
| Items not involving cash: | | | | |
| Depreciation | | 7,353 | | 6,805 |
| Future income taxes (recovery) | | (7,891) | | (5,257) |
| Amortization of goodwill and acquired technology | | 4,305 | | 4,179 |
| Equity interest in losses of partly owned businesses | | 14,907 | | 5,760 |
| Non-controlling interest | | - | | 45 |
| (Gain) loss on disposal of capital assets | | 57 | | (1,168) |
| Net change in non-cash balances related to continuing operations | | 3,957 | | (11,319) |
| Cash flows provided by continuing operations | | 4,793 | | 6,848 |
| Cash flows used in discontinued operations | | (2,919) | | (675) |
| Cash flows provided by operating activities | | 1,874 | | 6,173 |
| Financing activities: | | | | |
| Issuance of capital stock | | - | | 53,729 |
| Cash flows provided by financing activities | | - | | 53,729 |
| Investing activities: | | | | |
| Investment in capital assets | | (13,611) | | (19,726) |
| Business acquisitions and investments, net of cash acquired | | | | (39,283) |
| Proceeds from disposal of capital assets | | 2,000 | | 1,831 |
| Cash flows used in investing activities | | (11,611) | | (57,178) |
| Change in cash balances due to foreign exchange | | 3,774 | | 333 |
| Increase (decrease) in cash and cash equivalents | | (5,963) | | 3,057 |
| Cash and cash equivalents, beginning of period | | 13,986 | | 15,405 |
| Cash and cash equivalents, end of period | $ | 8,023 | $ | 18,462 |
| Operating cash flow per share: | | | | |
| Basic | $ | 0.06 | $ | 0.22 |
| Diluted | $ | 0.06 | $ | 0.22 |
| Supplementary cash flow information: | | | | |
| Income taxes paid | $ | 3,297 | $ | 2,007 |
| Interest paid | | 244 | | - |
| Shares issued in respect of business acquisitions | | - | | 43,884 |

Y

## Leitch Technology Corporation

Consolidated Balance Sheets
(In thousands of Canadian dollars except for key ratios - Unaudited)

| | January 31, 2002 | April 30, 2001 |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Cash and cash equivalents | $ 8,023 | $ 13,986 |
| Accounts receivable | 42,490 | 50,149 |
| Inventory | 62,966 | 63,325 |
| Future income taxes | 7,743 | 12,995 |
| Income taxes recoverable | 3,156 | 5,843 |
| Prepaid expenses and other assets | 7,016 | 4,500 |
| | 131,394 | 150,798 |
| Capital assets | 62,567 | 59,171 |
| Future income taxes | 22,271 | 8,424 |
| Investments in partly owned businesses | 17,115 | 32,022 |
| Acquired technology | 15,769 | 20,070 |
| Goodwill | 75,135 | 75,135 |
| | $ 324,251 | $ 345,620 |
| Liabilities and Shareholders' Equity | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 30,263 | $ 30,572 |
| Future income taxes | 1,973 | 1,709 |
| Income taxes payable | 305 | 2,103 |
| | 32,541 | 34,384 |
| Future income taxes | 8,815 | 8,822 |
| Shareholders' equity: | | |
| Capital stock | 214,066 | 214,066 |
| Cumulative translation adjustment | 7,415 | 2,904 |
| Retained earnings | 61,414 | 85,444 |
| | 282,895 | 302,414 |
| Commitments and contingencies | | |
| | $ 324,251 | $ 345,620 |

**Key Ratios:**

| | | |
|---|---|---|
| Days sales outstanding | **84** | 75 |
| Inventory Turns | **1.49** | 1.54 |